# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 08/12/2025
Amends the filing with accession number 0000950170-22-010766
Filed by CIK 0001843821
Persons authorized to receive notices and communications: Todd Maron, c/o FIGS, Inc. 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404, 424-300-8330

## Reporting persons
- Hasson Heather L. (CIK 0001843821): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 14,802,461; shared voting power 141; sole dispositive power 14,802,461; shared dispositive power 141; aggregate amount beneficially owned 14,802,602 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Comment: EXPLANATORY NOTE: This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on May 26, 2022 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Amount beneficially owned: 14,802,602
Percent of Class: 8.7%

The above percentage is based upon 154,989,563 shares of Class A Common Stock outstanding as of July 31, 2025 based on the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:

-Sole power to vote or direct the vote: 14,802,461
-Shared power to vote: 141
-Sole power to dispose or direct the disposition of: 14,802,461
-Shared power to dispose or direct the disposition of: 141

The Reporting Person is the record holder of 350,329 shares of Class A Common Stock and 1,072,846 shares of Class B Common Stock, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis. In addition, the Reporting Person holds options to purchase 11,629,314 shares of Class A Common Stock, that are exercisable within 60 days of the date hereof.

The Reporting Person may also be deemed to beneficially own (i) 8,338 shares of Class A Common Stock and 1,741,634 shares of Class B Common Stock held of record by various trusts, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock on a one-to-one basis and (ii) 141 shares of Class A Common Stock held of record by Hollywood Capital Partners LLC, of which the Reporting Person and Catherine Spear, the Issuer's Chief Executive Officer, are the sole members.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Voting Parties may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D and accordingly, none of the other Voting Parties are included as reporting persons herein. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement.
Transactions in the class effected during the past sixty days: Effective on August 12, 2025 (the "Repricing Date"), certain fully vested and outstanding options to purchase shares of the Issuer's Class A Common Stock held by the Reporting Person were repriced on a one-to-one basis (the "Option Repricing"). The Option Repricing applied to (i) 727,097 fully vested options originally granted to the Reporting Person on May 26, 2021 with an original exercise price of $22.00 and (ii) 2,863,828 fully vested options originally granted to the Reporting Person on August 9, 2022 with an original exercise price of $11.79. Pursuant to the Option Repricing, the exercise prices of the repriced options have been amended to reduce the exercise price to $6.63 per share, the closing price of the Issuer's Class A Common Stock on the Repricing Date. The vesting schedules of the repriced options have also been extended. There is no change to the expiration dates of, or number of shares underlying, the repriced options. For additional information, see Part II, Item 5. "Other Information" in the Issuer's Form 10-Q filed with the SEC on August 7, 2025.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Hasson Heather L.: /s/ Heather Hasson, Heather Hasson (08/14/2025)